

SECURITIE
N                      18005817



ANNUA~ ~~~~~~ REPORT
FORM X-17A-5
PART III

DM

OMB APPROVAL

| MB Number: | 3235-0123 |
| pires: | August 31, 2020 |
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SEC FILE NUMBER
8- 69719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Th reunder

REPORT FOR THE PERIOD BEGINNING 1-1-2017 _____ AND ENDING 12-31-2017
_____
MM/DD/YY                                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRG Capital Advisors, LLC DBA BRG Capstone Capital Advisors

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

810 7th Ave, STE 4100
_____
(No. and Street)

New York                          NY                          10019
_____
(City)                         (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Estee Dorfman 781-780-7069
_____
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
_____
(Name – if individual, state last, first, middle name)

290 West Mount Pleasant Ave #3310   Livingston        NJ              07039
_____
(Address)                         (City)            (State)        (Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, Brian P. Shaughnessy _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRG Capital Advisors, LLC DBA BRG Capstone Capital Advisors _____ , as of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CEO
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

# BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
## (A Limited Liability Company)

**DECEMBER 31, 2017**

**TABLE OF CONTENTS**

|  | PAGE |
|---|---|
| **Report of Independent Registered Public Accounting Firm** | 1 |
| **Financial Statements** |  |
| Statement of Financial Condition | 2 |
| Notes to Statement of Financial Condition | 3-5 |



**CITRINCOOPERMAN®**
Accountants and Advisors

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors

We have audited the accompanying statement of financial condition of BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors as of December 31, 2016. This financial statement is the responsibility of BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 24, 2017

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE  LIVINGSTON, NJ 07039  |  TEL 973.218.0500  |  FAX 973.218.7160          CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

**BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)**
**(A Limited Liability Company)**

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2017**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 422,866 |
| Other assets | | 18,317 |
| **TOTAL ASSETS** | **$** | **441,183** |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---:|
| Liabilities | | |
|   Accounts payable and accrued expenses | $ | 39,314 |
| Member's equity | | 401,869 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$** | **441,183** |

# BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
## (A Limited Liability Company)

## NOTES TO STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2017

---

## 1. Nature of business and summary of significant accounting policies

*Organization and Nature of Business*

CCMA Investments, LLC was organized as a limited liability company under the laws of the state of Delaware in February 2015. In July 2015, management filed a certificate of amendment with the state of Delaware to change the name of the entity to BRG Capital Advisors, LLC (the "Company"). On June 23, 2016, the Company received authorization from the Financial Industry Regulatory Authority, Inc. ("FINRA") for membership and commenced operations, doing business under the name BRG Capstone Capital Advisors.

The Company, a wholly-owned subsidiary of BRG (Capital Markets) Holdings, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

*Basis of Presentation*

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

*Revenue and Expense Recognition from Securities Transactions*

Debt and equity private placement transactions are recorded when the services under the contractual arrangement are completed, the income is reasonably determinable and the collection is assured. Introduction fees are recorded when the transaction is completed.

*Recently Issued Accounting Pronouncement*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, either when or as a performance obligation is satisfied. This ASU will replace most existing revenue recognition guidance in GAAP, including industry-specific guidance, effective January 1, 2018. Management believes that there will be no material effect resulting from the adoption of ASU 2014-09 on the Company's financial position or results of operations.

*Income Taxes*

As a single-member limited liability company, the Company is considered to be a disregarded entity for income tax purposes, with its income and expenses reported on the tax return of its Parent. Additionally, as a limited liability company, the Parent is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying Statement of Financial Condition.

**BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)**
(A Limited Liability Company)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

---

### 1. Nature of business and summary of significant accounting policies (continued)

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and no income taxes are incurred by the Company as all earnings and losses flow directly to the member.

*Accounts Receivable*

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that no allowance for doubtful accounts was required at December 31, 2017.

*Use of Estimates*

The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

### 2. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $383,552 which was $378,552 in excess of its required net capital of $5,000. The Company's net capital ratio was 10.25 to 1.

### 3. RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements with its Parent and with BRG Research Group, LLC, its ultimate parent.

In accordance with the agreement with the Parent, commission and compensation expense was allocated to the Company during the year ended December 31, 2017, of which $18,475 was unpaid and is included in accounts payable on the accompanying statement of financial condition.

# BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
## (A Limited Liability Company)

### NOTES TO STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2017

---

### 3. RELATED PARTY TRANSACTIONS (continued)

In accordance with the agreement with the Parent, rent expenses were allocated to the Company during the year ended December 31, 2017, of which $125 was unpaid and is included in accounts payable on the accompanying statement of financial condition.

In accordance with the agreement with the ultimate parent, certain expenses were allocated to the Company during the year ended December 31, 2017, of which $2,714 was unpaid and is included in accounts payable on the accompanying statement of financial condition.

Since these entities are under common control, such costs could differ significantly from those that would have been incurred if the entities were autonomous.

### 4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in an account with a financial institution which, at times, may exceed federally insured limits. Exposure to such risk is reduced by placing its cash with a high quality institution. The Company has not experienced any losses in this account through December 31, 2017. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value at December 31, 2017, because of the relatively short maturity of these instruments.

### 5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 23, 2018, the date on which the statement of financial condition was available to be issued. Based on this evaluation no disclosures or adjustments were required to the financial statement as of December 31, 2017.